Direct Dial: 212-659-4973
Direct Fax:  212-884-8233
harvey.kesner@haynesboone.com
February 7, 2008

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ZVUE Corporation
Amendment No. 3 to Registration Statement on Form S-3
Initially Filed November 21, 2007
File No. 333-147574

Dear Mr. Owings:

Reference is made to the letter dated February 6, 2008 (the “Comment Letter”) addressed to Mr. Jeff Oscodar, Chief Executive Officer of ZVUE Corporation (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 2 to the Company’s Registration Statement on Form S-3 filed by the Company on January 30, 2008 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

General

Comment No. 1:

We note your response to prior comment 2 from our letter dated January 9, 2008 and your indication that 3,808,024 shares are held by affiliates. Please tell us why you have not included those shares held by Eric’s Universe considering the number of shares held by them and relationship to you would seem to indicate that they should be considered affiliates.

Response:

Eric’s Universe is not an affiliate of the Company. While Eric’s Universe nominally owns 3,877,099 shares (or approximately 17.0%) of common stock of the Company, Eric’s Universe has neither voting nor dispositive power over 3,366,835 of such shares which are held in escrow. The only shares over which Eric’s Universe currently has voting and dispositive power are the 261,438 shares that were released from escrow on October 15, 2007, and the 248,826 shares that have so far been released from escrow pursuant to the first two of 23 scheduled monthly installments, in accordance with the terms of the Asset Purchase Agreement as described on page 2 of the prospectus. Over the next 60 days, two more installments will become payable, and, accordingly, Eric’s Universe may currently be deemed to beneficially own 676,148 shares (or approximately 2.9%).

Eric Bauman is also not an affiliate of the Company. As a non-executive employee of the Company’s wholly owned subsidiary, EBW Acquisition, Mr. Bauman does not control the Company. Furthermore, as disclosed in the Schedule 13G filed by Mr. Bauman, he may be deemed beneficially to own 1,555,025 shares of common stock of the Company in addition to the shares beneficially owned by Eric’s Universe. Accordingly, Mr. Bauman may now be deemed beneficially to own an aggregate of 2,231,173 shares (or approximately 9.3%) of Common Stock. Moreover, we note that the Junior Secured Convertible Debentures and warrants held by Eric Bauman (which give rise to his beneficial ownership of 1,555,025 shares) may not be converted or exercised (nor may payments on such debenture be made in shares of common stock) if, after giving effect to such conversion, exercise or other share issuance, Mr. Bauman together with his affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after such event.

The Company has revised the Selling Stockholders table on pages 22 and 23 to reflect that Eric’s Universe has neither voting nor dispositive power over the shares that are held in escrow.

Summary, page 1

Comment No. 2

We note your response to prior comment 6 from our letter dated January 9, 2008 and the statement on page 5 that you received aggregate gross proceeds of $28,124,170. You also indicate on page 5 that the total value of all repayments and issuances to YA global Investments and the purchasers of the Junior Secured Convertible Debentures is approximately $23,588,676. Please revise to quantify the proceeds to you net of the cash commitment, placement agent, and similar one-time fees. Also, please revise the reference to the total value of all repayments to include all principal, interest, fees, and repayments, or advise.

Response:

The various discussions on page 5 and pages 25 through 27 of the prospectus relating to the amount of consideration that may be received by the investors in the Company’s offering of Convertible Debentures, which the Company had added to its prospectus in direct response to the Staff’s requests in prior comment letters, stretches the notion of “net proceeds” to the point where even the potential appreciation in the value of securities purchased is treated as if it were an offering expense. The Company believes that its net proceeds from the offering is simply the cash it raised, less fees and expenses of the offering. The fact that an investor might profit from its investment does nothing to reduce the proceeds to the issuer.

The Company has added disclosure on page 5, and pages 25 through 27 of the prospectus to clarify what the net proceeds of the offering may be to the Company in the event that the maximum possible amount of cash interest and liquidated damage payments are incurred. This disclosure also clarifies the amount by which such net proceeds may be reduced by the redemption premium, if and to the extent that the Company makes payments in cash, rather than in shares of its common stock. The Company believes the disclosure of potential investor profits from making such payments in shares is already sufficiently robust.

The Company has revised the disclosure of the total value of all repayments to YA Global Investments and the purchasers of the Junior Secured Convertible Debentures, on page 5 of the prospectus, to indicate that such $23,385,691 of fees, interest, liquidated damages, and potential profits is in addition to the repayment of the $28,124,170 aggregate principal amount of debentures. The Company has also revised the disclosure on pages 5 and 27 of the prospectus to add disclosure of the possible profit to debenture purchasers from the sale of the shares of common stock issuable upon exercise of warrants.

Risk Factors, page 7
The number of shares of our common stock that we are required issue….page 18

Comment No. 3:

We note your responses to prior comments 12 and 13 from our letter dated January 9, 2008. Please revise the second to last risk factor on page 18 to quantify the approximate number of shares and percentage ownership that the investors would receive assuming a market price for your shares as of the most recent practicable date and hypothetical share prices below that amount.

Response:

The Company has revised the indicated risk factor to disclose the number of shares and percentage ownership that the investors would receive if they exercise all of their warrants and: (i) they voluntarily convert their debentures; or (ii) the Company elects to repay their debentures with shares of its common stock, assuming the lowest volume-weighted average price of the Company’s common stock at all relevant times is equal to each of $1.28, $0.80 and $0.50.

Incorporation by Reference, page 30

Comment No. 4:

Please update your disclosure here to include the amended Form 10-Q and 8-Ks that were filed on January 28, 2008.

Response:

The January 28, 2008 amendments to the Company’s Form 10-QSB and Forms 8-K were already incorporated by reference in the form of prospectus included in Amendment No.2 to the Company’s Registration Statement. We direct the Staff’s attention to the second and third bullet points under “Incorporation by Reference” on page 30 of such prospectus, which reads as follows (emphasis added):

•  Quarterly Reports on Form 10-QSB for the quarter ended March 31, 2007, filed May 15, 2007, and Amendment No. 1 thereto, filed January 28, 2008, for the quarter ended June 30, 2007, filed August 14, 2007; and for the quarter ended September 30, 2007, filed November 14, 2007.

•  Current Reports on Form 8-K, filed January 18, 2007; January 22, 2007; January 30, 2007; February 1, 2007; February 9, 2007, and Amendment No. 1 thereto, filed January 28, 2008; February 13, 2007; February 16, 2007; February 20, 2007; March 5, 2007; March 15, 2007; March 29, 2007, and Amendment No. 1 thereto, filed January 28, 2008, April 3, 2007; April 9, 2007; April 10, 2007; April 12, 2007; April 24, 2007; May 16, 2007; May 30, 2007; July 3, 2007; August 2, 2007; August 6, 2007; August 20, 2007; August 23, 2007; October 16, 2007; November 5, 2007; November 15, 2007; November 16, 2007; and December 20, 2007.

***

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4973 or David M. Zlotchew at (212) 659-4986.

Sincerely,

/s/ Harvey J. Kesner

Harvey J. Kesner, Esq.